UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70883

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fountainplace Securities Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3818 Rhodes Avenue
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jefferson Ellington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fountainplace Securities Partners LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jefferson W. Ellington

Title: CEO

Karen O Williams
Notary Public

KAREN O WILLIAMS
NOTARY PUBLIC
My Comm. Expires Nov. 6, 2028
Mecklenburg County North Carolina

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FOUNTAINPLACE SECURITIES PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2023

Fountainplace Securities Partners, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

    Statement of Financial Condition 2

    Statement of Income 3

    Statement of Changes in Member's Equity 4

    Statement of Cash Flows 5

NOTES TO THE FINANCIAL STATEMENTS .... 6 - 10

SUPPLEMENTAL SCHEDULES

    Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange

        Commission 11

    Schedule II: Computation of Determination of Reserve Requirements for Brokers and Dealers

        Pursuant to Rule 15c3-3 under the Securities and Exchange Commission 12

    Schedule III: Information Relating to the Possession or Control Requirements under the

        Securities and Exchange Commission Rule 15c3-3 12





Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fountainplace Securities Partners LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Fountainplace Securities Partners LLC (the "Company") as of December 31, 2023, and the related statements of operations, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 4, 2024

We have served as the auditor for Fountainplace Securities Partners LLC since 2023.

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph 512.957 3517

Fountainplace Securities Partners, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2023

ASSETS		
Cash	$	48,715
Accounts Receivable		19,500
Prepaid Expenses		2,839
Other Assets		11,250
TOTAL ASSETS	**$**	**82,304**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable & Accrued Liabilities	$	15,386
Due to Related Party		2,604
TOTAL LIABLITIES	**$**	**17,990**
MEMBER'S EQUITY	**$**	**64,314**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**82,304**

Fountainplace Securities Partners, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2023

REVENUES		
Success Fees	$	29,770
Retainers		43,500
Other Revenue		7,363
TOTAL REVENUES	**$**	**80,633**
EXPENSES		
Professional Fees	$	26,181
Regulatory Fees		4,078
Technology, Data, & Communications		23,256
Travel & Entertainment		1,282
Occupancy & Equipment		1,800
Other Expenses		4,385
TOTAL EXPENSES	**$**	**60,982**
NET INCOME	**$**	**19,651**

Fountainplace Securities Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2023

BALANCE AT DECEMBER 31, 2022	**$ 69,663**
Contributions	-
Distributions	(25,000)
Net Income	19,651
BALANCE AT DECEMBER 31, 2023	**$ 64,314**

Fountainplace Securities Partners, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	19,651
Adjustments to reconcile net income to net cash provided by operating activities		
Prepaid Expenses		(1,007)
Accounts Receivable		(4,314)
Accounts Payable & Accrued Expenses		14,598
Net Cash Provided by Operating Activities	**$**	**28,928**

CASH FLOWS FROM INVESTING ACTIVITIES

CRD Deposit	$	(1,274)
Private Equity Investment		(11,250)
Net Cash Used in Investing Activities	**$**	**(12,524)**

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions	$	(25,000)
Net Cash Used in Financing Activities	**$**	**(25,000)**

NET DECREASE IN CASH		(8,596)
CASH AT BEGINNING OF YEAR		57,311
CASH BALANCE AT DECEMBER 31, 2023	$	48,715

See notes to financial statements.

Fountainplace Securities Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

1. **Organization and Nature of Business**

   Fountainplace Securities Partners, LLC (the Company) is a North Carolina Limited Liability Company and a registered broker-dealer with the Securities and Exchange Commission (SEC) and member of the Financial Industry Regulatory Authority (FINRA). The Company operates mergers and acquisitions of advisory services, private placements of securities, and referral business.
   Effective December 4, 2023, the Company became a minority member in CFP Ventures, LLC, a North Carolina Limited Liability Company. CFP Ventures will operate to acquire and hold for investment equity securities in various special purpose entities which will in turn invest in and will own various real estate assets.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounts Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023, and is not necessarily indicative of the results for any future period.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

Fountainplace Securities Partners, LLC
NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company's accounts receivable consists of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivables for any bad debts. As such, the Company regularly reviews its accounts receivables for any bad debts based on the analysis of the Company's collection experience and customer worthiness. At December 31, 2023, the Company had $19,500 in net receivables from executed contracts.

Revenue
The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquisition (M&A) services.

Investment banking and M&A services include agreements to provide advisory services to customers for which they will charge the customer fees. The Company provides corporate finance and financial advisory services such as private placements of debt and equity, mergers, and acquisitions (M&A) (sell-side and buy-side), recapitalization, accessing public debt and equity markets, valuations and fairness opinions, and business and strategic advice.

1. **Significant Accounting and Reporting Policies – Continued**

    Revenue – Continued

    Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

    In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement, and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainers which are not linked to a specific period of time are recognized when all performance obligations are satisfied. The Company has evaluated its nonrefundable retainer payments to ensure the fees related to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

    Success fees are owed to the Company on the closing of an M&A transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. At December 31, 2023, the were $0 outstanding success fees.

    Income Taxes

    The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to the Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

    The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for the Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in 2023. A tax position includes any entity's status, including its status as a pass-through entity, and the decision to not file a tax return.

    Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Fountainplace Securities Partners, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

2. **Related Parties**

The Company is an affiliate of Fountainplace Group Holdings, LLC. In connection with this relationship, the Company and Fountainplace Group Holdings have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses under this agreement totaling $150. Included in the total is a provision for rent. The Company recorded rent totaling $1,200 related to the shared expense with the Affiliate.

3. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2023, the Company had net capital of $30,725 which is $25,725 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 58.55%.

4. **Operating Lease Obligations**

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2023, financial statements.

5. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2023, end of 2023, and during 2023.

6. **Commitments and Contingencies**

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

Fountainplace Securities Partners, LLC
NOTES TO THE FINANCIAL SATEMENTS

For the Year Ended December 31, 2023

7. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements. On February 6, 2024, CFP Ventures, LLC, which the Company has minority ownership, issued a $75,000 capital call. The Company is responsible for investing $3,750. The Company received a capital contribution from its parent (Fountainplace Group Holdings, LLC on February 6, 2024, for $20,000. The Company knows of no other subsequent events prior to the issuance of the audited financial statements.

Fountainplace Securities Partners, LLC

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2023

COMPUTATION OF NET CAPITAL	
TOTAL MEMBER'S EQUITY	$ 64,314
ADJUSTED NET WORTH	**64,314**
LESS:	
Non-Allowable Assets	
Prepaid Expenses	(2,839)
Accounts Receivable	(19,500)
Private Equity Investment	(11,250)
Total Non-Allowable Assets	(33,589)
TENTATIVE NET CAPTIAL	**$ 30,725**
HAIRCUTS ON SECURITIES	**-**
NET CAPITAL	**$ 30,725**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 25,725**
TOTAL AGGREGATE INDEBTEDNESS	**17,990**
MINIMUM NET CAPITAL BASED ON AI	**1,199**
PERCENTAGE OF NET CAPITAL TO AI	**58.55%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

Fountainplace Securities Partners, LLC

SCHEDULE II

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2023

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 pursuant to footnote 74 of SEC Release 34-70073 and does not hold customers' monies or securities.

SCHEDULE III

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2023

The Company is not required to file the above schedule as it is exempt from SEC Rule 15c3-3 pursuant to footnote 74 of SEC Release 34-70073 and does not hold customers' monies or securities.

See accompanying report of independent registered public accounting firm.



Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Jefferson Ellington
Fountainplace Securities Partners LLC
3818 Rhodes Avenue
Charlotte, NC 28210

Dear Jefferson Ellington:

We have reviewed management's statements, included in the accompanying Exemption Report provided to us, in which Fountainplace Securities Partners LLC has indicated that it is not operating under an exemption pursuant to 17 C.F.R. § 15c3-3(k), but rather operates pursuant to footnote 74 of SEC Release No. 34-70073 and that Fountainplace Securities Partners LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Fountainplace Securities Partners LLC does not carry accounts of customers and Fountainplace Securities Partners LLC does not carry proprietary accounts as defined in Rule 15c3-3. Fountainplace Securities Partners LLC stated that it has met the requirements to operate pursuant to footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception, or, with exception as noted in the Exemption Report provided to us. Fountainplace Securities Partners LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fountainplace Securities Partners LLC's compliance with its operations as such pertain to its operations under footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 4, 2024



FountainPlace Securities Partners LLC
3818 Rhodes Avenue
Charlotte, NC 28210
USA

Tel: +1 336 264 3280

FountainPlace Securities Partners, LLC
Exemption Report

Fountainplace Securities Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively private placements of securities (excluding EB-5 and Regulation A+) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3) Did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jefferson Ellington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jefferson W. Ellington

By: Jefferson Ellington
Title: CEO